UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-142860

(Check one) ☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q and
Form 10-QSB ☐ Form N-SAR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: NACEL ENERGY CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 1128 12th Street, Suite B,

City, State and Zip Code: Cody, Wyoming 82414

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On June 13, 2008, the Company received a letter from the staff of the Securities and Exchange Commission notifying the Company that the staff is conducting an inquiry relating to the Company. The letter requested that the Company voluntarily produce to the SEC certain documents and information relating primarily to certain of the Company’s public statements and SEC filings, as well as third-party research reports about the Company. The letter also requests information relating to the Company’s financial condition, its financing efforts and certain corporate matters.

The letter indicates that the inquiry is non-public and should not be construed as an indication that the SEC or its staff believes that any violation has occurred, nor should the Company consider the letter as an adverse reflection upon any person, entity or security.

Although the nature of the SEC’s inquiry is presently unclear, the Company has retained counsel and intends to cooperate fully with the staff’s inquiry. The Board of Directors has authorized an internal review under the direction of the Company’s new President and Director, Dan Leach, of the matters set forth in the SEC’s request and such matters as may be relevant to such inquiry and has retained counsel to assist in this review. As part of this process, the Company will review its previous public disclosures to determine what further action, if any, is required. Consequently, the filing of the Company’s Form 10-KSB for the fiscal year ending March 31, 2008 will be delayed at least until this process has been completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dan Leach    307-461-4221
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NACEL ENERGY CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

NACEL ENERGY CORPORATION

Date: June 27, 2008	By:	/s/ Dan Leach
Dan Leach
Principal Executive Officer